Exhibit 12

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth, for each of the periods presented, our ratio of earnings to fixed charges and our coverage deficiency. You should read this table in conjunction with the financial statements and notes incorporated by reference in this prospectus.

	Years Ended December 31,
	2013	2012	2011
Net loss	$(29,636)	$(15,087)	$(21,564)
Ratio of earnings to fixed charges (1)	N/A	N/A	N/A
Coverage deficiency	$(29,636)	$(15,087)	$(21,564)

(1) We did not record earnings for the years ended December 31, 2013, 2012 and 2011. Accordingly, our earnings were insufficient to cover fixed charges for such periods and we are unable to disclose a ratio of earnings to fixed charges for such periods.